April 2, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Kronforst, Accounting Branch Chief

Re:	Ariba, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2007
Form 10-Q for the Fiscal quarter Ended December 31, 2007
File No. 000-26299

Ladies and Gentlemen:

We are responding to the comments contained in your letter dated March 19, 2008 (the “Comment Letter”) related to the above referenced filings. For your convenience, we have repeated the comment contained in the Comment Letter below in italic type before our response.

Form 10-K for the Fiscal Year Ended September 30, 2007

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 58

1. Describe the arrangements containing consulting services and software solutions where revenue is recognized “under the lesser of a proportional performance method based on hours or ratable over the term of the license.” In addition, tell us how you concluded that this recognition model is appropriate for these arrangements.

Response:

As disclosed in the Company’s revenue recognition policy in Note 1 of Notes to Consolidated Financial Statements, the Company licenses its software in multiple element arrangements in which the customer typically purchases a combination of some or all of the following: (i) software solutions, either on a standalone or on-demand basis; (ii) a maintenance arrangement, which is generally priced as a percentage of the software license fees and provides for technical support and unspecified product updates typically over a period of one year or over the term of the license; and (iii) a services arrangement, on either a fixed fee for access to specific services over time or a time and materials basis.

The Company does not have evidence of fair value for software solution subscriptions. EITF Issues No. 00-21, Revenue Arrangements with Multiple Deliverables, paragraph 10 states that “multiple items that do not qualify as separate units of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered items with the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting.” Because these arrangements included consulting services and software solution subscriptions that cannot be separated into differing units of accounting, we considered the applicable revenue recognition models that would be appropriate for such arrangements of undelivered services are: 1) ratably over the term of the final primary deliverable in the arrangement (i.e. the software solution subscriptions period) beginning with the commencement of the delivery of all the elements as there was no evidence to suggests that the software subscription revenue was earned or obligations fulfilled in a different pattern or 2) over the period of the entire arrangement using a proportional performance model of revenue recognition. In the Company’s case, proportional performance is based upon the estimated hours of the consulting services included in the arrangement as this gives a specified number of similar acts to determine performance. The Company believes that using the efforts-expended input measure of labor hours in its consulting arrangements is a reasonable representation of the contractual performance and value transferred to a customer under these arrangements given that no meaningful output measures are available.

We believe that this treatment is consistent with Topic 13, which states that “provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer.”

In practice, for arrangements including consulting services and software solutions because much of our consulting services is performed during the earlier stages of the arrangement period, we recognize revenue under the majority of these bundled arrangements ratably over the contractual term. Where the proportional performance method would result in more revenue being recognized than under a ratable approach, we recognize only the ratable amount as we believe that recognizing more than the ratable amount would be inappropriate when accounting for several services as a combined unit of accounting, particularly where there is a predominant deliverable in the arrangement (i.e. the software solution subscription) that is itself being delivered in a ratable manner. However, if evidence exists to indicate to us that the proportional performance of delivering the consulting services is significantly less than straight-line, we recognize the lesser amount. We believe that this policy is appropriate to ensure that revenue recognized does not exceed actual performance rendered.

2. Please explain to us how you recognize revenue for access to your Ariba Supplier Network.

Response:

Revenue for access to the Ariba Supplier Network is recognized ratably over the contractual access period, which is typically one year.

Form 10-Q for the Fiscal Quarter Ended December 31, 2007

Note 1 – Description of Business and Summary of Significant Accounting Policies

Fair Value of Financial Instruments and Concentrations of Credit Risk, page 6

3. Please tell us the amount of your investment portfolio that is invested in auction-rate securities and where these assets are classified within your balance sheet. We note that you quantify only those securities for which auctions have failed and we were unable to locate any clear disclosure regarding classification. In addition, tell us how you are valuing the securities for which auctions have failed. Finally, tell us why you have not provided specific disclosure regarding these matters considering the recent risks associated with such securities.

Response:

As of December 31, 2007, the amount of our investment portfolio that was invested in auction-rate securities was $43.5 million and was classified as Current assets: marketable securities in the condensed consolidated balance sheet. This includes the $3.4 million of auction-rate securities that had experienced failed auctions prior to December 31, 2007 for which the carrying value had been reduced by $833,000 through other comprehensive income to reflect the temporary nature of the decline in value of these investments

Based on an analysis of each security we own that has failed at auction and the underlying collateral related to these securities, where applicable, we currently believe it is probable that we will be able to collect all recorded amounts due according to the contractual terms of these securities.

We believe the current issue with the auction rate security market is predominately an issue of liquidity and not one of default risk, at least as it pertains to the relevant auction rate securities that we hold. The liquidity of the securities was not felt to be at risk as of December 31, 2007 or as of the filing date of our December 31, 2007 Form 10-Q on February 6, 2008, as at such time there were continuing auction successes for the remainder of the instruments held and other auction-rate–securities with similar characteristics to those in our portfolio and we still believed there was an efficient functioning market and that the investments held in the auction-rate-securities would be available in the short-term. All of our auction rate securities’ ratings have remained at AAA through the current date, which further supports this assertion. Furthermore, these securities have penalty interest rates in effect, therefore there are built-in incentives for the issuer to redeem these securities once the credit markets’ present “flight to liquidity” ends. Therefore, and further supported by the underlying instruments’ ability to maintain their AAA ratings in all cases, we believe that any current reduction in market value is a temporary phenomenon stemming from the current turmoil in the credit markets and not related to the underlying quality of the securities.

As of December 31, 2007 we valued the $3.4 million of failed auction rate securities, for which we reduced the carrying value by $833,000, based on statements provided by our broker/dealer. The method employed by the broker/dealer to determine a valuation as of the date was based upon an offer from the underwriter to repurchase the auction-rate-securities.

The Company provided specific disclosure regarding the auction-rate securities which had failed to settle in auction as of December 31, 2007 in Note 1 Description of Business and Summary of Significant Accounting Policies—fair value of financial instruments and concentration of credit risk, Note 6 Stockholders’ Equity—Comprehensive loss and in Items 3 Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk. The Company felt that the disclosures were appropriate considering the limited amount of auction-rate-securities the company held that had failed both as of December 31, 2007 and at the filing date of our December 31, 2007 Form 10-Q on February 6, 2008.

Commencing February 8, 2008, investments with AAA rated collateral with similar characteristics to our holdings increasingly began to experience failures on a broader scale. We continued to experience normal auctions until February 21, 2008, allowing the Company to sell a significant portion of the auction rate securities we owned as of December 31, 2007 at par value, but have subsequently experienced failures at auction of the remainder of our auction-rate-security portfolio. Accordingly, as the current risk with such securities continues to change, we will evaluate our disclosure regarding auction-rate securities in subsequent filings to describe the total amount of auction rate securities held, the nature of the underlying assets, the value, and how the company determined the value. In addition, we will continue to review any updated guidance from the SEC, other standards setters and the accounting community on this matter and, if necessary, update our disclosures accordingly, based upon such guidance.

For the quarter ending March 31, 2008, we anticipate having approximately $26.5 million of auction rate securities all of which will have failed at auction. Of these securities, (i) approximately $21.6 million are backed by student loans, which are 97% guaranteed by the Federal Family Education Loan Program or by the Student Loan Marketing Association and are rated AAA and (ii) approximately $4.9 million are backed by commercial paper or corporate debt and are still rated AAA. We are currently evaluating the methodologies that we will use to value the failed auction rate securities as of March 31, 2008, the classification of these securities on our March 31, 2008 financial statements and the related disclosures regarding these matters in our March 31, 2008 financial statements and Form 10-Q.

* * * * *

We would appreciate the Staff’s confirmation by telephone that we have provided an adequate response to the Staff’s comments. If you should have any comments or requests for information, please direct them to me. You can reach me at the Company’s address, or at the phone number (650) 390-1010 or by fax at (650) 390-1377.

Very truly yours,

Ariba, Inc.

/s/ James W. Frankola

James W. Frankola
Chief Financial Officer

cc:	David Middler, General Counsel.
Wayne Kimber, VP of Corporate Finance
Chris Cavanaugh, Corporate Controller
Jennifer Meschewski, Esq., Corporate Counsel, Ariba, Inc.
Brooks Stough, Esq., Gunderson, Dettmer
Lynette Horrell, Ernst & Young LLP